UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 3 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

Postponement of the Company’s Annual General Meeting

On March 19, 2026, Nayax Ltd. (the “Company”) filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) to report that the Company would hold its Annual General Meeting of Shareholders on April 29, 2026 (the “General Meeting”) and attaching a notice and proxy statement (the “Notice and Proxy Statement”) regarding such General Meeting.

The Company has engaged with and solicited feedback from shareholders regarding several of the proposals on the agenda for the General Meeting.

In order to allow the Company additional time to engage with shareholders and, if required, to provide shareholders with supplemental or revised proxy materials, the Company hereby announces that the General Meeting will be postponed and will take place on the newly scheduled date of Tuesday, May 19, 2026 (the “Postponed Meeting”), at the same time and place, as indicated in the Notice and Proxy Statement. The Company will file any supplemental or revised proxy materials on Form 6-K prior to the Postponed Meeting.

The record date for the Postponed Meeting will remain March 24, 2026, unchanged from that which appeared in the Notice and Proxy Statement.

The following dates will apply to the Postponed Meeting:

•
Shareholders of record on the Company’s U.S. transfer agent shareholder list are requested to complete and return the form of proxy in the pre-addressed envelope as instructed or vote electronically at www.proxyvote.com no later than Tuesday, May 19, 2026, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET on Monday, May 18, 2026).

•
Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange should deliver or mail a completed written ballot to the Company’s offices as instructed in the Notice and Proxy Statement no later than Tuesday, May 19, 2026, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the Postponed Meeting starts) or, if applicable, vote electronically via the electronic voting system of the Israel Securities Authority no later than Tuesday, May 19, 2026, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the Postponed Meeting starts). Such shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information and, if applicable, an Ownership Certificate (both Identifying Information and Ownership Certificate are defined in the Notice and Proxy Statement) no later than May 16, 2026, at 4:00 p.m. Israel time (i.e., at least seventy-two (72) hours before the Postponed Meeting starts).

Except as set forth above, the Notice and Proxy Statement has not been otherwise modified and shall remain in full force and effect.

Incorporation by Reference

This Form 6-K and related exhibits are hereby incorporated by reference into all effective registration statements filed by the Company with the SEC or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File No. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: April 23, 2026